 

SECURIT[barcode]SSION

05037252

SEC FILE NO.
8-053494

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL RECEIVED FEB 2 5 2005 WASH 202 PROCESSING SECTION

REPORT FOR THE PERIOD BEGINNING___1/01/04___ AND ENDING___12/31/04___202
　　　　　　　　　　　　　　　　　　　mm/dd/yy　　　　　　　　　　　mm/dd/yy

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CATAPULT ADVISORS LLC

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

101 CALIFORNIA STREET, SUITE 3075
(No and Street)

SAN FRANCISCO　　　　　CALIFORNIA　　　　94111
(city)　　　　　　　　　　(State)　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RON LISSAK　　　　　　　　　　　(415) 593-4520
　　　　　　　　　　　　　　　　(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION
INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213,　　Walnut Creek,　　California　　94596
(Address)　　　　　　　　　　　　　　　　(City)　　　　　(Sate)　　　(Zip Code)

CHECK ONE:

PROCESSED MAR 1 5 2005 THOMSON FINANCIAL

   (X)　Certified Public Accountant
   ( )　Public Accountant
   ( )　Accountant nor resident in United State or any of its possession.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the option of an
independent public accountant must be supported by a statement of facts and circumstances relied on as
the basis for the exemption. See section 240.17a-5(e)(2).*



OATH OR AFFIRMATION

I, **RON LISSAK**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **CATAPULT ADVISORS LLC**, as of **DECEMBER 31, 2004**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

JURAT

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on
this_____*15th*____day of___*February*___,200*5*,
by___*Ron Lissak*_____

personally known to me or proved to me on the basis of satisfactory
evidence to be the person(s) who appeared before me.

Notary Signature_____

Signature

Managing Member
Title

_____
Notary Public

ANTONIO LOCATELLI
Comm. # 1457347
NOTARY PUBLIC - CALIFORNIA
City & County of San Francisco
My Comm. Expires Jan. 18, 2008

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Conditions.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Catapult Advisors LLC

Table of Contents

Independent Auditor's Report

Managing Member
Catapult Advisors LLC
San Francisco, California

We have audited the accompanying statement of financial condition of Catapult Advisors LLC (the Company) as of December 31, 2004, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis in our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Catapult Advisors LLC at December 31, 2004 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

January 14, 2005

Catapult Advisors, LLC

Statement of Financial Condition

December 31, 2004

Assets

Cash and cash equivalents	$	429,711
Fees receivable		24,300
Prepaid expenses and other assets		15,825
Furniture and equipment, net of		
$14,973 accumulated depreciation		5,608
Total assets	$	475,444

Liabilities and Members' Equity

Accounts payable and accrued expenses	$		85,368
Capital lease obligation			997
Total liabilities			86,365
Members' equity			
Class A, 715 units		324,015	
Class B, 5,000 units		65,064	
Total members' equity			389,079
Total liabilities and members' equity	$		475,444

See independent auditor's report and accompanying notes.

Catapult Advisors, LLC

Statement of Income

For the Year Ended December 31, 2004

Revenues:		
Investment banking fees	$	723,002
Interest income		4,198
Total revenue		727,200
Expenses:		
Compensation		412,980
Rent		132,738
Professional fees		35,907
Research costs		16,767
Communications		13,813
Depreciation		4,191
Interest		966
Other operating expenses		34,670
Total expenses		652,032
Income before income taxes		75,168
Income tax expense		800
Net Income	$	74,368

See independent auditor's report and accompanying notes.

Catapult Advisors LLC

Statement of Changes in Members' Equity

For the Year Ended December 31, 2004

	Class A	Class B	Total
Members' equity at December 31, 2003	$ 314,711	$ -	$ 314,711
Net income	9,304	65,064	74,368
Members' equity at December 31, 2004	$ 324,015	$ 65,064	$ 389,079

See independent auditor's report and accompanying notes.

Catapult Advisors, LLC

Statement of Cash Flows

For the Year Ended December 31 2004

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$	74,368

Adjustments to reconcile net income (loss) to net
cash provided (used) by operating activities:

Depreciation		4,191
(Increase) decrease in:		
Deal receivable		10,700
Prepaid expenses and other assets		12,035
Increase (decrease) in:		
Accounts payable and accrued expenses		49,993
Net cash provided (used) by operating activities	$	151,287

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of furniture and equipment		(1,715)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of capital lease obligations		(3,830)

Net increase (decrease) in cash and cash equivalents		145,742
Cash and cash equivalents, December 31, 2003		283,969
Cash and cash equivalents, December 31, 2004	$	429,711

SUPPLEMENTAL DISCLOSURE

Interest paid	$	966

See independent auditor's report and accompanying notes.

Catapult Advisors LLC

Notes to the Financial Statements

December 31, 2004

(1)   <u>Organization</u>

Catapult Advisors LLC (the Company) was organized as a limited liability company in the State of Delaware on July 16, 2001 and was accepted as a member of the National Association of Securities Dealers on November 27, 2001. The Company engages in mergers and acquisition advisory services and capital raising services on a fee basis.

(2)   <u>Summary of Significant Accounting Policies</u>

<u>Investment Banking Fees</u>
Investment banking revenues are earned from providing private placement and merger and acquisition advisory services. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

<u>Cash and Cash Equivalents</u>
The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

<u>Receivables</u>
The Company considers receivables to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

<u>Use of Estimates</u>
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

<u>Income Taxes</u>
The Company, a limited liability company, has elected to be taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its income and expenses to its members. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California LLC tax of $800 and a California LLC fee based on gross revenue.

<u>Fair Value of Financial Instruments</u>
Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts

(2)   <u>Summary of Significant Accounting Policies</u> (continued)

> <u>Furniture and Equipment</u>
> Furniture and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets ranging from three to seven years.

(3)   <u>Net Capital Requirements</u>

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2004, the Company's net capital was $343,346, which exceeded the requirement by $337,588.

(4)   <u>Risk Concentrations</u>

At December 31, 2004, the Company held deposits at a financial institution, which were in excess of applicable federal insurance limits by $331,071.

Due to the nature of the private placement and merger and acquisition business, the Company's revenue during the period was generated from eight customers. The Company earned 46% of its total revenue from one customer.

(5)   <u>Members</u>

The Company has two classes of members, Class A and Class B. Both classes are entitled to share in the Company's net income and net loss in accordance with that member's percentage interest and have specified consent, approval and voting rights. Class A members are outside investors while Class B members are employed (or formerly employed) by the Company.

(6)   <u>Commitments</u>

> <u>Lease Obligations</u>
> The Company leases office space in San Francisco, California. A new lease at 101 California began on April 1, 2004 and ends on March 31, 2005. The future minimum lease payments total $41,073.

(6)   Commitments (continued)

Capital Lease Obligations

The Company leases equipment under capital lease obligations, which expire between August 2004 and July 2006. The assets and liabilities recorded under these capital leases are valued at the fair value. The total equipment under capital lease of $10,257, included in furniture and equipment, is being depreciated over its estimated useful life ranging between 3 to 7 years. Depreciation of $3,419 was included in depreciation expense for 2004.

The following is a schedule of future minimum lease payments required under the capital lease:

Year ended	Amount
December 31, 2004	$ 4,614
December 31, 2005	936
December 31, 2006	211
	$ 5,761

(7)   Subsequent Events

The Company expects to distribute approximately $75,000 to members subsequent to December 31, 2004.

SUPPLEMENTAL INFORMATION

Catapult Advisors LLC

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2004

Net Capital:

Total members' equity qualified for net capital		$ 389,079
Less: Non-allowable assets		
Fees receivable	24,300	
Prepaid expenses and other assets	15,825	
Furniture and equipment, net	5,608	
Total non-allowable assets		45,733
Net capital		$ 343,346
Net minimum capital requirement of 6.67% of aggregate indebtedness of $86,365 or $5,000, whichever is greater		5,758
Excess net capital		$ 337,588

Reconciliation with Company's Net Capital Computation
(included in Part II of Form X-17A-5 as of December 31, 2004)

Net capital as reported in Company's Part II of Form X-17A-5 as of December 31, 2004	$ 416,173
Decrease in members' equity	(69,380)
Increase in non-allowable assets	(3,447)
Net capital per above computation	$ 343,346

Catapult Advisors LLC

Schedule II

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission

December 31, 2004

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1 (a) (2).

Information for Possession or Control
Requirements Under Rule 15c3-3

December 31, 2004

Not applicable

<u>Independent Auditor's Report on Internal</u>
<u>Accounting Control Required by SEC Rule 17a-5</u>

Managing Member
Catapult Advisors LLC
San Francisco, California

In planning and performing our audit of the financial statements and supplemental schedules of Catapult Advisors LLC (the Company) for the year ended December 31, 2004, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the period ended December 31, 2004, and this report does not affect our report thereon dated January 14, 2005.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

January 14, 2005